NORTEL
News Release                                                            NETWORKS


www.nortelnetworks.com


FOR IMMEDIATE RELEASE                             August 29, 2000


For more information:

Business Media:                                   Investment Analysts:
David Chamberlin                                  Nortel Networks
Nortel Networks                                   905-863-7286
972-685-4648                                      905-863-6049
ddchamb@nortelnetworks.com                        investor@nortelnetworks.com


Nortel Networks, Alteon WebSystems Announce Early Termination
Of Hart-Scott-Rodino Waiting Period in Connection With Acquisition

BOSTON - Nortel Networks* [NYSE/TSE: NT] and Alteon WebSystems [NASDAQ: ATON] today announced the early termination - on August 28, 2000 - of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the acquisition of Alteon WebSystems by Nortel Networks.

On July 28, 2000, Nortel Networks and Alteon WebSystems announced the entering into of a definitive merger agreement whereby Nortel Networks will acquire Alteon WebSystems, subject to certain customary conditions including approval by the stockholders of Alteon WebSystems and certain other regulatory filings and approvals. As previously disclosed, Nortel Networks and Alteon WebSystems expect that the transaction will close in the last quarter of 2000.

Alteon WebSystems pioneered the concept of Web switching and is a leading provider of next generation Internet infrastructure solutions designed to enable eBusinesses to meet the demands resulting from the rapid growth of the Internet. The company's Web data center products - including Web switches, service delivery platforms, server adapters and traffic management software - are optimized to meet the specific challenges of managing Web traffic, and to provide the high performance and availability of leading networking infrastructure solutions. Founded in May of 1996, Alteon WebSystems employs a staff of over 500 around the world and is publicly traded on the Nasdaq Stock Market under the symbol "ATON."

Nortel Networks is a global Internet and communications leader with capabilities spanning Optical, Wireless, Local Internet and eBusiness. Nortel Networks had 1999 U.S. GAAP revenues of US$21.3 billion and serves carrier, service provider and enterprise customers globally. Today, Nortel Networks is creating a high-performance Internet that is more reliable and faster than ever before. It is redefining the economics and quality of networking and the Internet, promising a new era of collaboration, communications and commerce. Visit us at www.nortelnetworks.com.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction filed with the Securities and Exchange Commission by Nortel Networks and Alteon WebSystems, as it contains important information. Security holders may obtain a free copy of the proxy statement/prospectus and other related documents filed by Nortel Networks and Alteon WebSystems at the Commission's website at www.sec.gov or at the Commission's public reference rooms including the Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The proxy statement/prospectus and the other documents may also be obtained from Nortel Networks Corporation, Attention: Investor Relations 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Alteon WebSystems, its directors, executive officers and certain other members of Alteon WebSystems' management and employees will be soliciting proxies from Alteon WebSystems' stockholders in favor of the merger. Information concerning the participants is set forth in the proxy statement/prospectus filed with the Securities and Exchange Commission.


                                     -end-

*Nortel Networks, the Nortel Networks logo and the Globemark are trademarks of Nortel Networks.